

Mail Stop 3233

April 17, 2018

Via E-mail
H. Michael Schwartz
Chairman of the Board and Chief Executive Officer
Strategic Student & Senior Housing Trust, Inc.
10 Terrace Road
Ladera Ranch, CA 92694

> **Re:** **Strategic Student & Senior Housing Trust, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed March 29, 2018**
> **File No. 333-220646**

Dear Mr. Schwartz:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 7, 2017 letter.

Our Properties, page 67

1.   We note your response to prior comment 1 and the revised disclosure. We continue to believe that you should provide the "average monthly revenue/bed" for all properties, including newly acquired properties based on leases in place when the property is acquired. Please revise to provide this disclosure and, as applicable, provide a brief explanation that the data is based on leases in place prior to your acquisition.

Prior Performance Summary, page 137

2.   We note the revisions to your prior performance summary and your disclosure that you are not aware of "any adverse business developments relative to these public programs that would be material to investors." Please revise to clarify, if true, that you are not

aware of any adverse business developments experienced by any prior program that would be material to investors.

Unaudited Pro Forma Consolidated Financial Statements
Note 3. Unaudited Consolidated Balance Sheet – Pro Forma Adjustments, page F-46

3.   Please expand the description of adjustment (a) regarding the purchase price allocation of the Salt Lake properties to discuss the assumptions and methods used to determine the preliminary fair values of the assets acquired.

Exhibit 5.1

4.   We note the assumption in paragraph E on page 3. Please revise to remove this assumption or explain how it is not overly broad as it appears to assume all corporate action necessary to authorize the issuance of the shares has been taken and you have sufficient authorized shares. We further note the statement on page 3 that the opinion has been prepared for "your use solely." Please revise to remove any limitation on reliance as purchasers of the securities in the offering are entitled to rely on the opinion. Refer to CF Staff Legal Bulletin No. 19.
.

        You may contact William Demarest at (202) 551-3432 or Shannon Sobotka at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Michael K. Rafter, Esq. (*via e-mail*)